Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
[redacted]

17 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 25 September 2003 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. Slides presented by the Managing Director to JP Morgan's Asia Conference held in New York on 29 September 2003.

2. Letter dated 14 October 2003 regarding business to be conducted at the Company's Annual General Meeting to be held on 21 October 2003.

3. Chairman's Address and Managing Director's Comments to the Annual General Meeting.

4. Letter dated 21 October 2003 reporting on the outcome of business and declaration of polls at the Annual General Meeting.

5. Letter dated 22 October 2003 reporting on proxy votes received for the Annual General Meeting.

Yours faithfully

dlw 12/3

M.B. Scobie
Company Secretary

Boral

Delivering a Perform & Grow Strategy


BORAL

JPMorgan Asia Conference

September 2003

BORAL

Outline

- Boral at a glance - strong resource and market positions
- Delivery against promise
- Market outlook
- Business outlook

Strong resource and market positions



583
12,620 employees
8 countries
Total operating sites (excludes distribution)

61 USA

Bricks	#1
Clay Rooftiles	#1
*Concrete Rooftiles**	#1
Fly ash	#2

479 AUSTRALIA

Concrete	#1	*Bricks*	#2
Quarries	#1	Masonry	#1
Asphalt	#1	Rooftiles	#2
Cement	#2	*Plasterboard*	#2

43 ASIA

Plasterboard*

Indonesia	#1
Korea	#1
Thailand	#1
Malaysia	#1
China (east)	#1
The Philippines	#1
Indonesia Concrete	#1

*Joint venture with Lafarge
Businesses in blue/ italics represent growth since demerger

Revenue diversified across products and geography


Construction Materials, Australia
Building Products, Australia
USA
Asia
A$m
800
400
0
Quarries
Concrete
Asphalt
QEU
Transport
Contracting
Cement division*
Bricks
Roofing
Masonry
Windows
Timber
Plasterboard, Aus
Bricks
Clay rooftiles
Concrete rooftiles**
Flyash
Asia**

* Cement division includes BCSC (external revenues), concrete placement & scaffolding
** Includes revenues from Asian Plasterboard and MonierLifetile joint ventures which are equity accounted

Earnings drivers by segment and market

FY03 EBIT by segment


Construction Materials, Australia 48%
Building Products, Australia 24%
USA 23%
Asia 5%

FY03 Revenue* by market


Australian Non-Dwellings 15%
Australian Engineering & Construction 18%
USA Dwellings 18%
USA Non-Dwellings 5%
Asia 6%
Other 5%
Australian Dwellings 33%

* Includes revenues from Asian Plasterboard and MonierLifetile joint ventures which are equity accounted

Delivery against promise



Boral's strategic intent

"Boral intends to be a value(s) and market driven, focused building and construction materials supplier operating in Australia and increasingly offshore"

Objectives

- Beat the weighted average cost of capital (WACC) on a sustainable basis through the building cycle
- Deliver better financial returns than the competition in comparable markets
- Deliver superior total shareholder returns (TSR)
- Achieve superior returns in a sustainable way

Our strategy is to "Perform & Grow" around our strong resource and market positions


Perform and Grow
Improved operating margins
Price management
Operational improvement
Selling, general & admin
Focused balance sheet management
Working capital
Capital expenditure
Divestment program
Surplus property
Growth strategies
Divisional growth
Corporate growth

Perform: We are strengthening our margins



Sales revenue, A$m
EBITDA* / Sales
EBIT* / Sales
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

* Before profit/(loss) on disposal of businesses

Delivering a Perform & Grow Strategy

BORAL

Perform: We are improving performance across the portfolio

EBIT / Revenue %



Construction Materials, Australia
Building Products, Australia
USA
Asia*
7.8
11.2
12.5
9.5
7.5
8.7
5.6
5.9
8.0
9.7
6.9
8.5
11.6
10.3
13.9
14.8
13.1
13.8
1.1
-5.4
-25.9
-13.6
4.0
9.4
FY97
FY98
FY99
FY00
FY01
FY02
FY03

* FY01, FY02 & FY03 include Boral's share of the Plasterboard Asia JV

Delivering a Perform & Grow Strategy

BORAL

Perform: Prices, operational improvement and growth have driven EBIT improvement


A$m
Turnarounds, eg
• Windows
• Softwoods
• BMTI
PEP/ overheads, eg
• Production process improvements
• Alternative fuels
• Shared services
360
478
EBIT FY2000
Price
Volume
Cost Escalation
Operational Improvement
Asia/ Growth
FX
Divestments / Other
EBIT FY2003

Perform: Australian pre-mixed concrete prices stronger but still below inflation

Australian pre-mixed concrete & sand and aggregate prices

Quarterly (nominal prices). Prices & CPI indexed to 100 as at Sep-79


Index
400
350
300
250
200
150
100
50
Sand and aggregate
CPI
Pre-mixed concrete
Jun-79
Jun-80
Jun-81
Jun-82
Jun-83
Jun-84
Jun-85
Jun-86
Jun-87
Jun-88
Jun-89
Jun-90
Jun-91
Jun-92
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03

Source: ABS Price Index for Material Used in Other than House Building – (Weighted Average of six Capital Cities)

Grow: Growth capital expenditure has averaged A$200m pa since demerger

Capital expenditure



■ Stay-in-business
■ Growth & acquisition
A$m
450
400
350
300
250
200
150
100
50
0
FY00
FY01
FY02
FY03
FY04
Budgeted SIB; Growth capital already announced

BORAL

Grow: Approximately A$870m of capital allocated to *growth* since demerger

Completed / planned expenditure



Asia
Australia
USA
Asia
Cement & lime expansion
ACM acquisitions
Construction Materials - other
Timber
Midland Brick
Building Products - other
USA other
Franklin Brick

BORAL

We are substantially improving Boral's underlying performance

A$m	FY 2003	FY 1999*	% change
Revenue	3,831	3,914	-2%
EBITDA	672	569	+18%
EBITDA / sales	17.5%	14.5%	
EBIT	478	353	+35%
EBIT/ sales	12.5%	9.0%	
NPAT	283	150	+89%
EPS	49.1c	26.3c	+87%
Return on equity	13.2%	8.7%	
Net debt/ equity	36%	83%	
NTA backing / $ share	3.27	2.62	

* Proforma consolidated accounts

Returns now comfortably exceed Boral's WACC

EBIT return on funds employed


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
11.2%
13.2%
9.2%
12.1%
16.4%
FY99
FY00
FY01
FY02
FY03

Superior total shareholder returns since demerger

TSR Performance of ASX100 – 21 Feb 2000 to 30 Jun 2003



1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
31%

* Opening Price (21 Feb 00): $2.43, closing Price (30 Jun 03): $5.06; Calculation: End Price x (1+Div Reinv) / Start Price ^(365/ Period Dates) – 1. Source: Bloomberg

Share price driven by EPS growth - PE still undemanding

Earnings per share
A$ cents



26.3
29.7
27.0
33.7
49.1
FY99
FY00
FY01
FY02
FY03

Price/ EPS June 2004*



9.8
11.1
13.1
13.6
16.5
16.8
BLD
CSR
ABC
RIN
BKW
JHX

Price/ EPS (pre-goodwill) June 2004**



9.0
11.0
11.2
10.9
14.7
16.8
BLD
CSR
ABC
RIN
BKW
JHX

*Source: Bloomberg, 23 Sep 03
** Source: Bloomberg, 23 Sep 03 and broker reports

Market Outlook



Australian VWD increased in FY2003 and is forecast to strengthen from FY2004

Australia – Value of Work Done (Building & Construction)
A$97/98 (Billion). Seasonally adjusted.



Forecast
55
50
45
40
35
30
25
20
15
10
5
0
FY88
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03e
FY04f
FY05f
FY06f
FY07f
FY08f
FY09f
Dwelling (incl A&A)
Roads, Highways, Subdivisions & Bridges
Non-dwelling

Source: ABS, BIS Shrapnel - September 2003

Australian non-dwelling and construction markets are strengthening


FY03 revenue
Aus dwellings
Dwelling (incl A&A) VWD
A$97/98 (Billion). Seasonally adjusted.
Forecast
30
25
20
15
10
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03e
FY04f
FY05f
FY06f
FY07f
FY08f
FY09f


Aus eng & const
Aus non-dwellings
Non-dwelling and Roads, Highways, Subdivisions & Bridges VWD
A$97/98 (Billion). Seasonally adjusted.
Forecast
25
20
15
10
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03e
FY04f
FY05f
FY06f
FY07f
FY08f
FY09f

Source: ABS, BIS Shrapnel - September 2003

US dwelling activity expected to remain strong

USA Brick States* – Value of Work Commenced
US$92, (Billions). Seasonally Adjusted


FY03 revenue
US non-dwellings
US dwellings


180
160
140
120
100
80
60
40
20
0
Forecast
Non-dwelling
Dwelling
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03e
FY04f
FY05f
FY06f
FY07f

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia. Source: FW Dodge Mar 03 forecast

Asian construction demand continues to grow



Korea
Value of construction orders received. Trillion Won
Thailand
Gross fixed capital formation. Billion bhat
Indonesia
Value of completion. Trillion Rp
China - Shanghai
Value of construction work done by public sector. Billion yuan
1993
1995
1997
1999
2001
2003f
2005f
Residential
Non-residential
Eng & Constr
Total VWD

Sources: Korea: National Statistical Office, Thailand: Office of National Economic & Social Development Board, Indonesia: Biro Pusat Statistic Indonesia, China: China Statistical Yearbook, BIS Shrapnel forecasts from 2003 onwards

Business Outlook



Construction Materials, Australia – strong performance & outlook

Sales & EBIT margin


A$m
Sales
EBIT / Sales
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

FY2004 Outlook

- Strengthened non-residential and infrastructure volumes to offset softening in dwellings
- Full year impact of stronger construction materials prices
  - Concrete, quarry and cement prices up in FY03
- EBIT margin to remain at high levels
- Continued contribution from QEU
  - FY03 QEU profit of $25m

Building Products, Australia - uplift in profitability

Sales & EBIT margin


A$m
Sales
EBIT / Sales
1,400
1,200
1,000
800
600
400
200
0
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

FY2004 outlook

- Lower sales volumes due to softening dwelling market
- Prices generally stable
- Strong underlying cost performance
  - Achieved $32m PEP cost improvements in FY03

USA – strong contribution underpinned by robust market conditions

Sales & EBIT margin


A$m
Sales
EBIT / Sales
900
800
700
600
500
400
300
200
100
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

FY2004 Outlook

- US$ earnings steady
- Lower A$ earnings
- Sustained high level of US housing activity
- Additional 9 months contribution from Franklin Brick
- Improved results from clay and concrete rooftiles
- US$10m negative impact from gas price increases

We are delivering improved performance in Asia

EBIT* and EBIT / Sales**


A$m
EBIT
EBIT / Sales
30
20
10
0
-10
-20
-30
30%
20%
10%
0%
-10%
-20%
-30%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

* Includes Plasterboard and Construction Materials
** FY01, FY02 & FY03 revenues include Boral's share of the Plasterboard Asia JV

Outlook

- Strong platform for growth
- Plasterboard Asia JV ownership increased from 47.7% to 50%
- Underlying market growth
  - Around 10% growth in plasterboard sales volume in FY2003
- Increased product penetration
- Indonesia construction should benefit from increased volumes
- Ongoing contribution from previous growth: Siam Gypsum, Korean Plant, Chongqing (China)

Looking Forward

Markets

- Favourable market outlook in Australia through to FY2006
- US dwelling activity expected to remain strong
- Strong platform and opportunities for growth in Asia

Strategy

- Sustainably improve operating margins
- Grow synergistically, and for value, around our strong resource and market positions
- Achieve superior returns in a sustainable way

Appendix


BORAL

Construction Materials, Australia



Darwin
Brisbane
Perth
Adelaide
Canberra
Sydney
Melbourne
Hobart
Asphalt
Concrete
Quarries
Contracting
Transport
Cement
Scaffolding
Concrete Placing

Building Materials, Australia



Darwin
Brisbane
Perth
Adelaide
Sydney
Canberra
Melbourne
Hobart
Bricks
Rooftiles
Masonry
Windows
Plasterboard (Production)
Plasterboard (Distribution)
Gypsum Mine
Hardwood Sales Office
Hardwood Mills
Plywood
Softwood
Woodchips

Leading market positions in the USA: #1 in bricks, #1 in roof tiles, #2 in flyash



Washington
Oregon
Wyoming
Nevada
Colorado
California
Arizona
Kansas
Missouri
Oklahoma
Arkansas
Mississippi
Texas
Michigan
Ohio
Tennessee
Kentucky
North Carolina
South Carolina
Georgia
Alabama
Florida
Mexico
BMTI (Fly Ash)
USA Brick (Production)
USA Brick (Distribution)
Monierlifetile Concrete Roof Tiles
USTile Clay Rooftiles

Leading positions in plasterboard in Asia and construction materials in Indonesia



Lafarge Boral Gypsum Asia (LBGA) plants - 270m m² of capacity
LBGA plaster/accessories plants
LBGA sales Offices
PT Jaya Readymix Concrete, Quarries, Concrete Pipes – over 30 sites in Indonesia
Seoul
Korea: Dangjin, Ulsan, Yosu 105m m²
Chongqing
Shanghai
China: Shanghai, Chongqing 35m m²
Dubai
Manila
Bangkok
Ho Chi Minh
Kuala Lumpur
Thailand: Prestia – Industrial plaster plant
Thailand: Sarabruri, Songkhla 80m m²
Malaysia: Parit Buntar 10m m²
Jakarta
Indonesia: PT Jaya Readymix concrete & quarries, Rocla pipe
Indonesia: Cilegon, Gresik 35m m²
Indonesia: Jakarta – metal systems plant

03 DEC -2 AM 7:21

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

14 October 2003

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting

We refer to the business to be conducted at the Company's Annual General Meeting to be held next Tuesday, 21 October 2003 at 10:30 am at The Wentworth Sydney Hotel.

We advise that the chairman intends to call polls on all resolutions other than the receipt of the financial reports (business item 1).

Polls will thus be called on the resolutions:-

for the election of Directors (business item 2);

for the adoption of the new Constitution and the renewal of the proportional takeover approval Article (business item 3);

regarding non-executive Directors' remuneration (business item 4);

for the amendment of the non-executive Directors' Share Plan (business item 5);

regarding Employee Incentive Plans (business item 6);

the approval of the grant of options to Mr Rod Pearse, the Managing Director (business item 7);

proposed by "Boral Green Shareholders" (business item 8); and

proposed by shareholders associated with the Transport Workers Union and "Boral Ethical Shareholders" (business items 9 to 14).

Discussion and questions at the Meeting regarding business items 2 to 14 will not, in any way, be diminished or inhibited by reason of the resolutions being determined by poll.

Yours faithfully

M.B. Scobie
Company Secretary

2003 ANNUAL GENERAL MEETING

21 OCTOBER 2003

CHAIRMAN'S ADDRESS

By Dr Ken Moss

Ladies and gentlemen,

Welcome to Boral's 2003 Annual General Meeting.

We are pleased with the Company's performance in 2002/03. Boral has substantially enhanced shareholder value with a 47% increase in underlying profits to $283 million.

Shareholders should also be pleased with continuing improvements made in the Company's non-financial performance as a result of Boral's strong focus on environmental and social performance, on safety and people management and on corporate governance.

Financial Results

Following a substantial 51% increase in underlying profits in the prior year, Boral continued its strong improvement in financial results for the year to June 2003, to deliver the 47% increase in underlying profits.

Since the demerger, Boral's annual profit has grown from $150 million to $283 million whilst the company's total assets have effectively remained steady during the period. Return on equity has grown from 8.7% to 13.2% over the four years.

Revenues of $3.8 billion for the June 2003 year were 10% ahead of last year.

Boral's EBIT return on funds employed increased by more than a third to 16.4% during the year. This is a welcome improvement on prior years; we have lifted this return from a recent low of 9.2% in financial year 2001.

For the year to June 2003, operational cash flows of $489 million were 25% above the $392 million reported last year. Growth and acquisition capital expenditure totalled $255 million.

Net debt closed at $764 million, resulting in gearing (debt/equity) reducing from 45% to 36% at June 2003. This level of gearing will allow us to comfortably fund the growth commitments we have already announced as well as future prospects.

Improved Shareholder Returns

Boral's share price has continued to improve, which should please shareholders. At the time of our first AGM post-demerger, the share price was $1.94 (equivalent to 30% below net tangible asset backing). By the 2001 AGM, the share price had increased by 80% to $3.51; and at the time of last year's AGM, it had improved a further 17% to $4.10. Over the past twelve months, the share price has increased 34% and is now trading around $5.50. This is 68% above NTA backing.

Overall, Boral's share price has increased by over 140% since the demerger. For the same period, the ASX100 index has increased by only 7%.

In addition to the strong capital growth in Boral's share price, dividends have also increased. A 2003 final dividend of 12.0 cents per share has been paid; this was 20% higher than last year's final dividend and 9% higher than the 2003 interim. The final dividend was 100% franked, an increase from the 75% franking level for the interim dividend. Dividends for the full year totalled $133 million, resulting in a payout ratio of 47%.

The Dividend Reinvestment Plan has continued to operate. Shareholders holding approximately one fifth of Boral shares reinvested their dividends when the final dividend was paid in September 2003. We have undertaken an on-market buy-back of shares in a number equivalent to that issued under the DRP to ensure that there is no dilution of shares as a direct consequence of participation in the Plan.

In conclusion, Boral is delivering superior shareholder returns. The combination of capital growth and dividend yield over the period since the demerger until 30 September 2003 has resulted in an annualised Total Shareholder Return of 30%. Boral ranks in the top quartile of TSR performance of the top 100 Australian listed companies.

Environmental and Social Performance

Whilst Boral's improvement in financial performance has been substantial, it has not been at the expense of the Company's environmental and social performance.

We believe that it is fundamentally important that we deliver superior returns in a sustainable way. We have articulated this in a fourth company objective, which could be seen as an over-arching objective.

We are committed to the principle of sustainable development. That commitment includes better resource utilisation, energy optimisation, emission and pollution management, waste minimisation, materials recycling and site rehabilitation.

Boral's businesses continue to embrace the Boral Sustainability Self Diagnostic Tool (or the BSSDT). This is proving to be a very useful tool for creating cultural change and monitoring sustainability performance internally.

Over 150 Boral managers in Australia and the USA have recently been trained to use the BSSDT consistently throughout our businesses. Boral's environmental services department in conjunction with an external sustainability specialist is currently completing a comprehensive review of Boral businesses utilising the updated

BSSDT framework. We are targeting a 25% improvement in this review compared with the audit undertaken two years ago in 2001.

We have enhanced our reporting of results and improvement targets in the Sustainability Report in this year's Annual Review.

We do not report our social and environmental performance for each of our 583 operating sites. However, on pages 34 to 42 of this year's Annual Review, we do provide a comprehensive overview of Boral's performance including the citing of examples of some outstanding achievements. We have also continued to report in a transparent way on areas of our environmental and safety performance which clearly require improvement.

The ongoing development of our people is an essential input into the successful delivery of our business plans and delivery of Boral's strategies and objectives. Boral's training initiatives cover a broad range of programs and involve thousands of people throughout our operations. Programs administered by Boral Learning Services include Occupational Health, Safety and Environmental training, Diversity training, Capital and Project Management, and Leadership training.

We have enhanced our reporting of Boral's Human Resources activities in the Sustainability Report, particularly around the Company's broad focus on training and development. We are continuing to work on programs to raise awareness and to enhance the level of diversity in the organisation.

Health and Safety

We welcome an increased focus on the health and safety performance of our businesses. We believe however, that the Annual General Meeting of shareholders is not the appropriate forum to raise safety management issues, particularly when the Company has a strong safety performance record and reports transparently on safety performance, systems and processes. Nevertheless, both the Managing Director and I feel obliged to take a little longer than we otherwise would to focus on this very important area of the business and to provide shareholders with an overview of Boral's approach to safety as part of our comments.

The Company's key safety performance indicators have improved over the past twelve months. Percentage hours lost due to injury reduced by 18% and the Company's lost time injury frequency rate improved by 12%. As a consequence of these improvements, workers' compensation claims costs have declined by 12%. Rod will expand on the Company's performance and management of safety in his address.

At the request of a small group of shareholders, the Board considered the establishment of a non-executive Director sub-committee of the Board to oversee OH&S in Boral. The Board concluded that this model is not appropriate for Boral. This conclusion was based on the relatively small size of the Board; the fact that six of the seven Directors have been or currently are CEOs of large Australian companies with valuable hands-on experience in managing OH&S, the active role that the full Board already plays in overseeing the safety performance of the company and the safety performance of the company.

Boral's Board directly reviews the Health and Safety management plans of each division. It also receives monthly OH&S Board papers detailing every lost time injury that occurs in Boral's operations during the month. In the event of a serious accident or a fatality, the Board is notified immediately and the responsible line manager and Executive General Manager meet with the Board face-to-face to communicate the details of the accident and to present an action plan for prevention of a similar accident. The lessons learnt are shared throughout the organisation.

The Board and Corporate Governance

Boral is committed to ensuring that its policies and practices reflect good governance and that there is compliance with all requirements applying to Australian listed companies. The good governance processes already in place in Boral allowed early comprehensive adoption of the ASX Corporate Governance guidelines, with only minor adjustments being necessary.

During the year I announced that after serving twelve years on the Board of Boral, Mr Rod Halstead stood down from his position as a non-executive director. We thank Rod for his contribution and we welcome Mr Tony D'Aloisio as his replacement.

Boral's Board comprises seven directors, including six independent non-executive directors. Five non-executive directors have been chief executives of major Australian or overseas companies and possess a broad range of skills and experience in managing financial, operational, environmental, safety and employee issues. Two non-executive directors bring specialist expertise in accounting, audit and legal functions. With the exception of Mr D'Aloisio, who has accepted the role on Boral's Board whilst remaining CEO of a leading Australian law firm, all non-executive directors have experience on Boards of other major Australian companies. The Boral Board is both cohesive and effective.

The Board of Directors is responsible for reviewing and approving the strategic direction of the Company and for overseeing and monitoring its businesses. Directors are accountable to the shareholders for the Company's performance. Day to day management of the Company's affairs and development and implementation of its strategy and policy initiatives are delegated to the Managing Director and senior executives.

The Board has assessed the independence of non-executive directors in light of their interests and relationships and considers all of them to be independent.

The Board has recently completed an evaluation of its own performance. The evaluation encompasses a review of the structure and operation of the Board, the skills and characteristics required by the Board to maximise its effectiveness, and whether the blending of skills, experience and expertise and the Board's practices and procedures are appropriate for the needs of the Company.

The Audit Committee is chaired by Elizabeth Alexander with the other members being Tony D'Aloisio and Roland Williams; they have proven expertise to fulfil the functions of the Committee. The Committee meets at least four times each year to review compliance with applicable accounting standards and generally accepted accounting principles and reports back to the full Board.

The Audit Committee has a formal charter which sets out its role and responsibilities, composition, structure and membership requirements.

Both the internal and external audit programs are approved by the Audit Committee before the start of each year and the effectiveness of these functions is kept under review.

The internal and external audit functions are separate and independent of each other with the former being outsourced to PricewaterhouseCoopers.

The Board has a separate Compensation Committee comprised entirely of non-executive directors, which I chair personally. This committee sets remuneration and incentives for the CEO and approves remuneration for

senior executives. Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally. These are designed to attract, motivate and retain high quality people. The policy is built around principles that reward executives in a competitive but not excessive way.

Our remuneration policy is to have a balance of fixed and variable rewards, with the variable (or at-risk) components having both a short- and long-term focus. We link remuneration to Boral's performance and to the creation of shareholder value. A significant proportion of executive reward is dependent upon performance which is assessed against key financial and non-financial business measures (including safety performance). We benchmark against the broader market to ensure that competitive levels of compensation are maintained and that equitable rewards and incentives are provided where there is good performance.

The Board's policy is that Boral companies and employees must observe both the letter and spirit of the law, and adhere to high standards of business conduct. Directors expect the Company to be a good corporate citizen and that executives and senior management will display high standards of ethical behaviour as an example for all employees.

There is a well-established set of corporate Values and processes embedded in Boral's culture, which influence business activities and behaviour throughout the Company. As part of performance management, employees are assessed against the Boral Values of leadership, respect, focus, performance and persistence.

Management and employees

Finally, on behalf of the Board and shareholders, I wish to thank Rod Pearse, Boral's management team and all of Boral's 12,600 employees for their efforts during the year. The improved results are the best possible reflection of their continuing persistence and focus.

MANAGING DIRECTOR'S COMMENTS

By Rod Pearse

Ladies and Gentlemen,

Four years ago, when the Boral demerger was announced, we established three key financial objectives against which progress could be objectively and transparently measured. We said we would:

1. exceed our cost of capital on a sustainable basis through the building cycle;
2. deliver better financial returns than our competitors in comparable markets;
3. deliver superior total shareholder returns.

This year, we added a fourth objective. It is to:

4. achieve superior returns in a sustainable way.

After four years of good financial performance, we recognise that it is most important that Boral continues to deliver strong financial returns for our shareholders on a sustainable basis. We also recognise the need to ensure that our businesses are sustainable in their environmental, social and employee impacts. We care about our environmental and safety performance, we care about the communities in which we operate and we care about our people.

Solid progress against Objectives

We are performing well against the Company's objectives.

Return on funds employed for the year ended 30 June 2003 was 16.4%, compared with 12.1% a year ago. These returns comfortably exceed Boral's average cost of capital. Looking forward we believe Boral's financial results will continue to exceed the weighted average cost of capital on a sustainable basis through the building cycle.

We are either number one or number two in most of the markets in which we operate. Returns from our Australian Construction Materials businesses and from our Asian and USA businesses compare well against our major competitors. We are now also achieving significantly better returns from our Australian Building Products businesses and we are closing the performance gap against our competitors.

Ken Moss has already mentioned that Boral has maintained top quartile Total Shareholder Returns (TSR) of 30% pa since the demerger. It is also worth noting that most shareholders have benefited from an effective increase in grossed up dividends of 34% year-on-year and a 35% increase in share price for the year ended 30 June 2003.

We are proud of Boral's performance against its financial objectives and of our consistent delivery against our promises. We also intend to deliver against promise in the future.

Strong trading conditions and continuing operating performance improvement

Boral's sales revenue of $3.8 billion, for the year ended 30 June 2003, was 10% above last year. Earnings before interest and tax (or EBIT) increased by 39% to $478 million, and net profit of $283 million for the year was a 47% increase on last year.

EBIT to sales margins improved in all of Boral's divisions, resulting in an overall margin of 12.5% compared with 9.8% in the prior year.

Our Australian EBIT of $357 million was a 56% improvement on the prior year. Our Construction Materials businesses in Australia delivered a $238 million EBIT for the year; this was 67% higher than last year. Our Building Products businesses in Australia delivered an EBIT of $118 million; this was 39% higher than last year.

Boral's strong Australian result was supported by better than expected activity in the Australian dwellings and alterations and additions markets, and by improvements in non-dwelling and infrastructure construction activity. Activity in Australia as measured by value of work done was up 15%. Approximately one-third of Boral's earnings are driven by the Australian housing and alterations and additions markets. This market segment was up around 17% during the year; some 33% of Boral's earnings are driven by the Australian non-dwelling and infrastructure markets which were up by around 13% and which are expected to increase significantly over the next few years.

Earnings from our US operations continued to be strong and accounted for approximately 23% of Boral's total earnings. In US dollars, EBIT was up 14% to US$66 million on the back of a resilient housing market and a strong three month contribution from the newly acquired Franklin Brick operation. There was a A$13 million negative impact however, when the result was translated to Australian dollars due to the strengthening Australian currency against the US dollar. This meant that translated earnings of A$111 million, were in line with last year.

Strengthening market conditions in Asia resulted in our Indonesian Concrete and Quarries business reporting a good uplift in profits. Our Plasterboard joint venture with Lafarge, Lafarge Boral Gypsum in Asia (LBGA), delivered another good result. Our Asian businesses posted a $24.5 million profit for the year, 24% higher than last year.

Whilst strong market conditions supported the uplift in Boral's underlying performance, the improvement can also be attributed to good price improvements in construction materials, an unrelenting cost reduction focus throughout the operations together with positive contributions from business turnarounds and from value-adding growth activities.

Over the past three years, Boral's underlying earnings before interest and tax (EBIT) have increased by a substantial $118 million to $478 million. It is important to note that this improvement in earnings did not result from volume improvements, with revenues in FY2002/03 in fact being slightly lower compared with FY2000. Rather, the uplift has been due to pricing initiatives, operational improvement initiatives, business turnarounds and the bottom line benefits of growth initiatives. There were negative impacts on earnings over this period resulting from divestments, a stronger Australian dollar and a number of other factors.

Value adding growth activities

We are continuing to grow the Company for value around our strong resource and market positions.

During the year ended 30 June 2003, we invested around $250 million in growth activities, of which approximately $150 million was spent on acquisitions. We acquired the Galong Lime resource and agricultural lime business in NSW and Stud & Track, the largest plasterboard distributor in NSW. We also acquired a small concrete pipe business in Indonesia. In the USA, where we are the largest brick maker in the country, we acquired Franklin Brick the largest independent brick distributor. We now distribute 50% of our clay bricks and pavers in the US through company-owned outlets, which increases our operating margins and brings us

closer to our end customers. We also grew our share of the Asia Plasterboard joint venture with Lafarge which was 47.7% during 2002/03 but increased to 50% on 30 June 2003.

During the year, we committed approximately $160 million to major expansion or upgrade programs in our cement division. We announced a cement upgrade program at Berrima (NSW) and Waurn Ponds (Victoria), and plans to build a new vertical shaft quick lime kiln in NSW. These important capital projects will ensure that Boral maintains a leading position in the Australian cement and lime markets as these markets grow beyond current domestic capacity.

Since the end of the financial year, we have announced further capacity expansions or upgrades. We are upgrading the gypsum grinding and calcination capacity at our plasterboard plant in Queensland which will enable an increase in Boral and CSR plasterboard capacity in that market of around 15 million square metres per annum. We are also building a $53 million decorative face brick kiln at Midland Brick in Western Australia to supply the WA and export markets; and, we are constructing a $19 million engineered flooring plant at Murwillumbah in northern NSW to supply the rapidly expanding Australian market for this product which is currently serviced by imports. Last week, we also completed the acquisition of a small 300,000tpa quarry business in Indonesia, which increases our level of aggregate self sufficiency to around 70% in the Jakarta concrete market and strengthens our Indonesian concrete and quarry position.

Over the past three and half years growth capital expenditure has averaged around $200 million per annum; we are confident that this level of growth expenditure can be sustained in future years.

Strategic Intent

Boral has continued to *perform and grow* and to deliver its Strategic Intent.

Boral's Strategic Intent is *to be a value(s) and market driven, focused building and construction materials supplier operating in Australia and increasingly offshore.*

We intend to deliver shareholder value, value to our customers and value to other stakeholders in our Company, including our employees. The financial results and value added growth of our businesses demonstrate this commitment.

Our corporate Values of Leadership, Respect, Focus, Persistence and Performance remain unchanged. The reference to them in our Strategic Intent reinforces their ongoing importance in Boral.

The reference to being market driven in our Strategic Intent reflects the increased importance we are placing on addressing market trends and customer needs through improved product development and innovation processes and also through our focused growth initiatives.

We have a lot to do before we can say we are truly a market driven organisation. Nevertheless, there are many good examples in Boral that demonstrate how a focus on product development to address market needs is proving to be a successful part of our *perform and grow* strategy.

Our Plasterboard division is increasingly benefiting from the research and development efforts of recent years, which has resulted in the design of new Boral products and wall systems such as CinemaZone and EurekaWall. These two Boral patented plasterboard systems were developed in anticipation of increased demand for high performing acoustic and fire resistant wall systems and their current penetration into high-rise residential towers,

home theatre rooms and similar end uses is impressive. Boral's EurekaWall in particular, is well positioned to significantly change the nature of high-rise residential internal wall constructions.

In Masonry in Australia, we have shown the ability of a business to reinvent itself through innovative product development and through anticipating customer market needs. Not too long ago, the masonry business was a grey block business; today it works closely with architects and landscape gardeners to develop concrete masonry products for a range of landscaping and renovation applications including look-a-like sandstone retaining walls and large format imitation limestone pavers.

Boral's Scaffolding business has been working hard over the past year or two to anticipate and respond to the emerging residential scaffolding market. The early response of the business to WorkCover requirements for residential scaffolding has allowed substantial growth of the business and establishment of a good share of the residential scaffolding market which complements Boral's strong position in commercial scaffolding.

In Timber, the previously mentioned Engineered Flooring plant that we are constructing will position Boral well in a growing market. It will allow engineered timber floors to be more readily installed in domestic and commercial applications and also in multi-dwelling construction where traditionally it has not been easy to install timber floor systems. The innovative production processes in which we are investing will maximise the use of a scarce resource and strengthen Boral's position in the NSW timber industry.

Health and Safety Management

I reiterate Ken's earlier comments that we welcome an increased focus on the health and safety performance of our businesses. However, to have such a large focus on health and safety at the AGM is questionable, particularly when these issues have not first been raised and discussed with operational management who have the prime accountability, knowledge and authority to respond to them.

Boral's underlying lost time injury frequency rate (LTIFR) reduced by over 50% from 9 to 4.4 between 1999/2000 and 2002/03 and the percentage hours lost reduced by 42% from 0.24 to 0.14 during the same period. As Ken has already indicated, in the 2002/03 year, underlying LTIFR reduced by 12% to 4.4 and the percentage hours lost improved by 18% from 0.17 to 0.14. Further, workers' compensation claims costs reduced by 12% because of improved safety and injury management.

Three recently acquired businesses, (namely Concrite, Allen's Asphalt, and Alsafe Concrete), were not included in the overall safety performance reported in the Annual Review. If Boral's safety data for 2001/02 and 2002/03 was restated to include these businesses, the LTIFR would have been 7.2 in FY2001/02 and would have reduced to 5.1 in 2002/03. Incorporating the safety results for these acquired businesses, Boral's overall lost time injury frequency rate would have shown a 29% improvement in FY2002/03 compared with the reported 12% reduction in LTIFR. This is a substantial improvement and in part is a result of more than halving the pre-acquisition number of lost time injuries in these newly acquired businesses since they have been under Boral management. Safety performance in these new businesses is however still unacceptable and is continuing to receive close management attention.

The ongoing improvement in Boral's safety performance is based on a culture of line managers being held directly accountable for safety outcomes and involvement by the full Board in overseeing the management of safety throughout the organisation.

Despite this, there are risks in Boral's operations that require us to continually work hard to identify hazards and to minimise risks particularly those that may lead to serious injury or death. We operate from over 583 operating sites worldwide, we have over 1,800 employee and contracted vehicles driving around Australia alone and we have over 12,600 employees and many more contractors and third party contractors involved with our operations in Australia and overseas.

Whilst there has been good underlying improvement in Boral's safety performance, there were three fatal accidents in Boral's operations during the year. An employee was fatally injured in Victoria when the concrete agitator he was driving rolled over; a contractor in the USA lost his life during demolition of a disused brick kiln; and the employee of a third-party contractor was crushed by a piece of road plant in Western Australia. These accidents are deeply regretted.

Boral is committed to having active and committed leaders around safety management operating at all levels within the business. We believe it is fundamentally important that plant managers, production managers and supervisors have responsibility for the safe operations of their sites. Together with their teams, they are in the best position in the workplace to identify and eliminate hazards. They undertake comprehensive safety training programs; they have access to capital for safety plant and equipment; and they are supported by 40 OH&S specialists who work within Boral's operations. The commitment of staff within the operations is supplemented by the work and expertise of the National Manager, Occupational Health and Safety. Because of the high level of importance we place on managing and improving our safety performance, not only do we set challenging targets for year on year improvement, but we also link senior management remuneration directly to the outcomes of our safety plans. Safety capital expenditure is a priority and funds are readily available for stay-in-business capital expenditure which includes safety, subject of course to the usual authorisation procedures and sensible cost consciousness.

We support the establishment of OH&S Committees and employee consultation. We have several hundred active site safety committees in place and for sites that operate with fewer than 20 employees we have other consultative processes in place or in some cases regional safety committees. As I have indicated, employee consultation and involvement is vital in the identification and assessment of risks and hazards.

Auditing of our sites and review of our safety management systems is important to ensuring Boral's Occupational Health and Safety policies and procedures are actually being reflected in practice. Boral managers routinely undertake audits of sites which they are not directly responsible for to assist in providing an "external" opinion on the sites safety status. Many of our sites have also been audited in recent years by independent third party auditors that are accredited by the relevant state regulators. Examples of these audits are reported in the Notice of Meeting and include audits of sites in NSW, South Australia, Queensland, and Western Australia. These audits typically involve on-site inspections, meetings and discussions, and reviews of policies and procedures.

In summary, safety performance within Boral's operations is not yet at levels which we regard as satisfactory, but it is steadily improving under the existing Board and management framework and compares satisfactorily to the past and to like businesses. You can be assured that the Board and Boral management will continue to give safety our full attention and that we are determined to achieve better safety outcomes in all Boral businesses.

Environment

Boral's environmental performance also continues to improve. In most operations we have targeted to achieve a 25% improvement in Boral's environmental performance in 2003 compared to 2002 Improvements are and will continue to be achieved through initiatives such as:

- the adoption of less resource intensive production processes, such as our announced engineered flooring plant;
- the use of more energy efficient, greenhouse friendly processes particularly in cement, bricks, and transport operations, including the use of alternate fuels; and
- improved water management particularly across our more than 200 concrete plants.

Outlook

Let me conclude by making a few short remarks about Boral's future outlook.

Boral's September quarter profit was significantly ahead of last year and significantly ahead of our expectations.

Order books remain strong for those businesses supplying the Australian dwellings market where building and finance approvals remain at a high level.

Non-dwelling and infrastructure approvals in Australia are strengthening, and improved pricing is being realised in Boral's construction materials businesses in Australia.

Underlying activity levels in our USA and Asian markets remain high.

Subject to any unforeseen events, e.g. poor weather, international instability or adverse exchange rate movements, we expect Boral's earnings to increase from $283 million last year to approximately $320 million for the year ended June 2004.

HOME LOGOFF YOUR STOCK ANNOUNCEMENTS LISTING RULES YOUR DETAILS CONTACT ASX HELP

Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 days) can be viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 999 279.

Doc ID	Status	Status Date/ Time	Contact	Announcement Title
87681 (48kb)	**Released**	21-Oct-2003 10:51	Rosemary Butler	2003 AGM - Chairman s Address & MD s Comments
86112 (9kb)	**Released**	14-Oct-2003 16:47	Rosemary Butler	2003 Annual General Meeting
83678 (21kb)	**Released**	02-Oct-2003 09:57	Rosemary Butler	Daily Share Buy-Back notice 2 Oct 03
82281 (497kb)	**Released**	30-Sep-2003 10:00	Rosemary Butler	JPM Asia Confce New York presentation
81119 (43kb)	**Released**	25-Sep-2003 15:13	Rosemary Butler	Disclosure of Directors Interests 25 Sep 03
80304 (21kb)	**Released**	23-Sep-2003 09:34	Rosemary Butler	Daily Share Buy-Back notice 23 Sep 03
80029 (21kb)	**Released**	22-Sep-2003 10:03	Rosemary Butler	Daily Share Buy-Back notice 22 Sep 03
79844 (4MB)	**Released**	19-Sep-2003 15:02	Rosemary Butler	ASX release - Boral Annual Review & AGM
78454 (21kb)	**Released**	15-Sep-2003 09:39	Rosemary Butler	Daily Share Buy-Back Notice 15 Sept 03
77778 (24kb)	**Released**	12-Sep-2003 13:02	Rosemary Butler	ASX Release - Boral Timber 12.9.03
76377 (1MB)	**Released**	08-Sep-2003 17:14	Rosemary Butler	Boral Annual Accounts 30 June 2003
75474 (21kb)	**Released**	04-Sep-2003 09:24	Rosemary Butler	Daily Share Buy-Back Notice 4 Sep 03
75231 (21kb)	**Released**	03-Sep-2003 09:29	Rosemary Butler	Daily Share Buy-Back Notice 3 Sep 03

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

03 DEC -2 AM 7:21

21 October 2003

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting – Outcome of Business and Declaration of Polls

We report that at the Company's Annual General Meeting held earlier today resolutions 1 to 7 were carried and resolutions 8 to 14 were lost. The Board had recommended shareholders vote against resolutions 8 to 14.

All of the resolutions were put as ordinary resolutions except resolutions 3, 9 and 10, which were put as special resolutions.

Technical difficulties have precluded us from providing in electronic form for each of the resolutions, the total number of proxy votes exercisable by all proxies validly appointed and the appointments specified in those proxies. We intend to provide this information to you tomorrow morning.

Resolution 1 was decided by a show of hands and resolutions 2(a), 2(b) 2(c) and 3 to 14 were decided on polls.

The polls were demanded by the Chairman following discussion of each of resolutions 2(a), 2(b), 2(c) and 3 to 14. We had notified ASX on 14 October 2003 that the Chairman intended to call a poll on those resolutions.

When details of the voting by poll were given, the Meeting was advised that the Company would declare the outcome of the polls by notification to ASX today.

We now declare the results of the polls as follows:-

Election of Directors

Resolution 2(a) – Re-Election of John Cloney as a Director

The total number of votes cast on the poll were:-

In favour	Against	Abstain
262,284,333	3,810,122	4,557,197

As the votes for the resolution represent 98.57% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 2(b) – Re-Election of Elizabeth Alexander as a Director

The total number of votes cast on the poll were:-

In favour	Against	Abstain
255,679,470	8,089,477	7,045,742

As the votes for the resolution represent 96.93% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 2(c) – Election of Tony D'Aloisio as a Director

The total number of votes cast on the poll were:-

In favour	Against	Abstain
260,142,999	3,454,126	7,192,232

As the votes for the resolution represent 98.69% of the total of the votes in favour and against, we declare the resolution carried.

Special Business

Resolution 3 – Adoption of New Constitution and Renewal of Proportional Takeover Approval Article

The total number of votes cast on the poll were:-

In favour	Against	Abstain
248,443,120	15,678,066	6,616,165

As the votes for the resolution represent 94.06% of the total of the votes in favour and against and the resolution was passed by at least 75% of the votes cast, we declare the special resolution carried.

Resolution 4 – Non-Executive Directors' Remuneration

The total number of votes cast on the poll were:-

In favour	Against	Abstain
250,848,137	9,850,513	5,194,695

As the votes for the resolution represent 96.22% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 5 – Amendment of Non-Executive Directors' Share Plan

The total number of votes cast on the poll were:-

In favour	Against	Abstain
246,923,894	12,188,905	6,678,281

As the votes for the resolution represent 95.30% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 6 – Employee Incentive Plans

The total number of votes cast on the poll were:-

In favour	Against	Abstain
250,553,428	8,475,576	6,711,362

As the votes for the resolution represent 96.73% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 7 - Grant of Options to Rod Pearse, Managing Director of the Company

The total number of votes cast on the poll were:-

In favour	Against	Abstain
230,156,756	32,364,557	4,326,017

As the votes for the resolution represent 87.67% of the total of the votes in favour and against, we declare the resolution carried.

Resolution 8 – Resolution proposed by "Boral Green Shareholders"

The total number of votes cast on the poll were:-

In favour	Against	Abstain
14,753,398	230,521,254	14,047,297

As the votes for the resolution represent 6.02% of the total of the votes in favour and against, we declare the resolution lost.

RESOLUTIONS PROPOSED BY SHAREHOLDERS ASSOCIATED WITH THE TRANSPORT WORKERS UNION AND "BORAL ETHICAL SHAREHOLDERS"

Resolution 9 – Amendment to Constitution – Health and Safety Management Article

The total number of votes cast on the poll were:-

In favour	*Against*	*Abstain*
41,139,746	200,480,423	17,692,719

As the votes for the resolution represent 17.03% of the total of the votes in favour and against and the resolution was not passed by at least 75% of the votes cast, we declare the special resolution lost.

Resolution 10 – Amendment to Constitution – Directors' Remuneration Article

The total number of votes cast on the poll were:-

In favour	*Against*	*Abstain*
9,952,907	234,459,364	12,913,485

As the votes for the resolution represent 4.07% of the total of the votes in favour and against and the resolution was not passed by at least 75% of the votes cast, we declare the special resolution lost.

Resolution 11 – Executive Options

The total number of votes cast on the poll were:-

In favour	*Against*	*Abstain*
16,022,799	234,288,833	7,594,300

As the votes for the resolution represent 6.40% of the total of the votes in favour and against, we declare the resolution lost.

Resolution 12 – Long Term Incentives

The total number of votes cast on the poll were:-

In favour	*Against*	*Abstain*
22,685,153	226,891,854	7,737,678

As the votes for the resolution represent 9.09% of the total of the votes in favour and against, we declare the resolution lost.

Resolution 13 – Short Term Incentive Remuneration for Executive Director

The total number of votes cast on the poll were:-

In favour	Against	Abstain
11,969,187	232,434,209	12,908,264

As the votes for the resolution represent 4.90% of the total of the votes in favour and against, we declare the resolution lost.

Resolution 14 – Safety Targets for Senior Executives

The total number of votes cast on the poll were:-

In favour	Against	Abstain
36,249,454	208,265,952	13,638,427

As the votes for the resolution represent 14.83% of the total of the votes in favour and against, we declare the resolution lost.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

22 October 2003

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting – Proxies

Further to yesterday's letter reporting on the outcome of business at the Company's Annual General Meeting, we now inform you that in respect of each of the resolutions, the total number of proxy votes exercisable by all proxies validly appointed and the appointments specified in those proxies were as follows:-

ORDINARY BUSINESS

Resolution 1 – to receive the financial reports, Directors' Report and Auditors' Reports

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
216,163,410	360,506	15,013,805	22,607,423	254,145,144

Resolution 2(a) – Re-Election of John Cloney as a Director

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
223,481,362	3,728,011	4,715,773	22,621,189	254,546,335

Resolution 2(b) – Re-Election of Elizabeth Alexander as a Director

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
216,947,127	7,955,349	7,038,585	22,602,524	254,543,585

Resolution 2(c) – Election of Tony D'Aloisio as a Director

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
221,252,440	3,369,598	7,183,428	22,738,119	254,543,585

SPECIAL BUSINESS

Resolution 3 – Adoption of New Constitution and Renewal of Proportional Takeover Approval Article

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
212,147,568	14,882,635	6,591,725	22,849,698	256,471,626

Resolution 4 – Non-Executive Directors' Remuneration

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
217,502,507	9,516,958	5,160,999	18,343,933	250,524,397

Resolution 5 – Amendment of Non-Executive Directors' Share Plan

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
213,543,297	11,905,732	6,651,218	18,337,836	250,438,083

Resolution 6 – Employee Incentive Plans

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
212,950,256	8,390,318	6,680,553	22,418,906	250,440,033

Resolution 7 – Grant of Options to Rod Pearse, Managing Director of the Company

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
169,958,647	31,722,841	4,303,266	22,377,341	228,362,095

Resolution 8 – Resolution proposed by "Boral Green Shareholders"

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
27,271,664	216,103,138	13,951,170	10,310,373	267,636,345

Resolutions proposed by shareholders associated with the Transport Workers Union and "Boral Ethical Shareholders"

Resolution 9 – Amendment to Constitution – Health and Safety Management

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
37,320,140	180,707,571	13,843,204	10,295,284	242,166,199

Resolution 10 – Amendment to Constitution – Directors' Remuneration Article

FOR	AGAINST	ABSTAIN	OPEN	TOTAL
10,093,061	222,209,471	10,708,632	10,335,761	253,346,925

Resolution 11 – Executive Options

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
20,346,668	220,192,053	7,329,996	10,249,188	258,117,905

Resolution 12 – Long Term Incentives

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
14,678,896	214,694,182	7,476,075	10,313,705	247,162,858

Resolution 13 – Short Term Incentive Remuneration for Executive Director

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
11,751,662	220,266,676	10,712,178	10,283,286	253,013,802

Resolution 14 – Safety Targets for Senior Executives

FOR	*AGAINST*	*ABSTAIN*	*OPEN*	*TOTAL*
43,634,009	188,412,082	11,434,300	10,386,000	253,866,391

Yours faithfully

M.B. Scobie
Company Secretary